

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 4, 2009

Via Facsimile (704.444.8779) and U.S. Mail

Richard W. Viola, Esq.
McGuireWoods LLP
201 N. Tryon Street
Charlotte, NC 28202

RE: Bank of America Corporation
Schedule TO-I, as amended
Filed May 28 and June 3, 2009
File No. 005-12646

Dear Mr. Campbell:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

      The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.   Please advise us whether you believe each of the series of Preferred Stock represented by the Depositary Shares is a separate class of subject security for purposes of Exchange Act Rule 13e-4 and Regulation 14E.

2.   We note that the subject classes of securities in the Private Exchange Transactions are preferred stock. Please confirm that you will file a Schedule TO-I for these privately negotiated exchange offers or provide us with your analysis as to why the privately negotiated exchange offers are not tender offers. Refer to Rule 13e-4(a)(1) and (2) and Rule 3a11-1.

3.   We note that you intend to determine the Common Stock Average Price and the number of shares of Common Stock issuable for each exchanged Depositary Share on the second business day prior to the expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b).

Conditions to the Exchange Offer, page 29

4.   We note the representation that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Company.

5.   We note in the last sentence of the last paragraph of this section the disclosure relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company's understanding that if an offer condition is triggered, it will notify shareholders whether or not it has waived such condition.

Solicitation, page 37

6.   We note the disclosure in the fourth paragraph of this section. If this language is intended to apply to holders of outstanding Depositary Shares located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure here consistent with that rule.

Exhibit (a)(1)(D)

7.   We note the last two paragraphs of this press release regarding forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to this tender offer.

8.   We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the Company will avoid using this statement in all future communications.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions